Exhibit 99.2



Company Presentation
13 January 2025

Disclaimer and Forward-looking Statements

This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Scorpio Tankers Inc.'s ("Scorpio's") current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Scorpio's records and other data available from third parties. Although Scorpio believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Scorpio's control, Scorpio cannot assure you that it will achieve or accomplish these expectations, beliefs, projections or future financial performance.

Risks and uncertainties include, but are not limited to, the failure of counterparties to fully perform their contracts with Scorpio, the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker vessel markets, changes in Scorpio's operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of our vessels, the market for Scorpio's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental and environmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports Scorpio files with, or furnishes to, the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. Scorpio undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of Scorpio's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

This presentation describes time charter equivalent revenue, or TCE revenue, adjusted net income, and adjusted EBITDA, which are not a measures prepared in accordance with IFRS (i.e. a "Non-IFRS" measure). These measures are presented here because we believe that they provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These NonIFRS measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with IFRS.

The Company believes that the presentation of TCE revenue, adjusted net income, and adjusted EBITDA is useful to investors because they facilitate the comparability and the evaluation of companies in the Company's industry. In addition, the Company believes that TCE revenue is useful in evaluating its operating performance compared to that of other companies in the Company's industry. The Company's definition of TCE revenue may not be the same as reported by other companies in the shipping industry or other industries. See the Company's recently issued earnings press release under the section entitled "Non-IFRS Measures" for a reconciliation of these amounts.

Unless otherwise indicated, information contained in this presentation concerning Scorpio's industry and the market in which it operates, including its general expectations about its industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources widely available to the public such as independent industry publications, government publications, reports by market research firms or other published independent sources. Internal data and estimates are based upon this information as well as information obtained from trade and business organizations and other contacts in the markets in which Scorpio operates and management's understanding of industry conditions. This information, data and estimates involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed above. You are cautioned not to give undue weight to such information, data and estimates. While Scorpio believes the market and industry information included in this presentation to be generally reliable, it has not independently verified any third-party information or verified that more recent information is not available.

2

Table of Contents

1 Company Highlights

2 Product Tanker Market

3 Financial Overview

4 Appendix



3

Scorpio Tankers at a Glance

World's Largest Owner and Operator of Modern Product Tankers

Key Facts

- Scorpio Tankers Inc. ("Scorpio") is the world's largest product tanker owner, providing marine transportation of refined petroleum products (gasoline, diesel, jet fuel and naphtha)
- Vessels employed in well-established Scorpio pools with a strong track record of outperforming the market
- Headquartered in Monaco, Scorpio is incorporated in the Marshall Islands and is not subject to US income tax
- Diversified blue-chip customer base

Select Customers

Exxon, Trafigura, bp, Chevron, Shell, Valero, Phillips 66, Repsol

Listed On NYSE - STNG
MARKET CAP
$2.9bn

Fleet Vessels(1)
NUMBER
99

Average Age(1)
YEARS
8.8

LR2
NUMBER
38
DWT 80,000 – 120,000

Scrubber-Fitted Vessels
NUMBER
78

MR
NUMBER
47
DWT 40,000 – 54,999

Net loan-to-value(2)
%
12%

Handymax
NUMBERs
14
DWT 25,000 – 39,999

1) As of 2 January, 2025 2) Per 25 October, 2024, including pro-forma sale of assets ($159m), basis VesselsValue extracted 2 January, 2025.

4

5 3 6 11 11 16 32 73 78 96 119 123 135 132 119 112 108 99 $35m $37m $36m $34m $35m $37m $36m $33m $34m $37m $36m $34m $41m $44m $48m $52m $52m 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Jan-25 Scorpio Tankers Inc. is incorporated in the Republic of the Marshall Islands IPO on the NYSE under the ticker “STNG” Orders first ‘Eco” spec product tanker Took delivery of the STI Amber, the first ‘Eco’ vessel in the fleet Acquisition of 19 ‘Eco’ product tankers from Trafigura Maritime Logistics Sells 7 VLCC newbuildings to Gener8 Sells 11 VLGC newbuildings to Dorian LPG for 30% of the company Acquisition 27 ‘Eco’ product tankers from Navig8, making Scorpio the world’s largest LR2 owner Orders series of ‘Eco’ Handymax, MR and LR2 product tankers at Korean shipyards Sells shares in Dorian LPG, recognizing a total gain of $39.6m on the VLGC investment Fleet Size Sells 18 vessels: 3 LR2s, 12 LR1’s and 3 MR product tankers Sells 2 MR product tankers Sells 12 vessels: 1 LR2 and 11 MR product tankers Today the Company has 99 ‘Eco’ product tankers on the water Countercyclical Investment Strategy Successfully Utilised Strong Markets to Trim the Fleet at Attractive Terms 1) Company’s earnings releases. Average number of vessels owned, finance leased and bareboat chartered in during the year. 2) Source: Clarksons SIN Announces the decision to install exhaust gas cleaning systems “scrubbers” on a majority of its fleet Average number of vessels1 MR (47-51k DWT) newbuild prices ($m)2 6 Fleet Average Age1,2Number of Vessels1 Scorpio Tankers Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 99 91 79 62 58 45 42 28 27 26 Handymax MR LR1 LR2 79% 21% Scrubber-Fitted 37% 63% Scrubber-Fitted Top 10 Fleet Owners 10.2 8.4 8.9 8.8 17.4 13.1 15.3 10.9 13.3 Handymax MR LR1 LR2 Total fleet Scorpio Tankers Active fleet Largest and Most Modern Product Tanker Fleet in the World Scorpio’s Fleet vs. Peers Scorpio Average Age vs. Active Fleet Source: Clarksons SIN, December 2024. 1) Figures exclude newbuild vessels on order and chemical tankers. 2) Active Fleet age weighted by DWT 100% of Fleet is ECO and ~80% Scrubber-Fitted Enabling for Premium Earnings vs. Conventional Vessels High scrubber penetration enabling for premium earnings 7 Fleet Employed in Well Established Scorpio Commercial Pools Scorpio’s Trading Platform Operates One of the Largest Product Tanker Fleets in the Market Top 5 Customers Account for 34% of EarningsScorpio Pools With a Strong Track Record 10% 7% 6% 6% 5% 66% Client 1 Client 2 Client 3 Client 4 Client 5 Others http://logonoid.com/images/valero-logo.png http://fortuna.ge/wp-content/uploads/2015/10/SOCAR_logo.jpg Select Pool Customers• Vessels are commercially managed by Scorpio Commercial Management S.A.M (“SCM”) and technically managed by Scorpio Ship Management S.A.M (“SSM”), a related party of the Company, at market terms pursuant to the 2024 Revised Master Agreement (see details in appendix) • The commercial pools manages ~150 vessels on behalf of 20 individual third-party shipowners at fees in line with what Scorpio is charged. Today, the Company has 83 vessels in the Scorpio commercial pools • Commercial pools provide significant economies of scale and provides strong trading relationships with a high-quality customer base • Scale and ability to serve customer base offers enhanced market intelligence and increased trading opportunities • More than 20 years of pool management, in 2023 concluded more than 1,700 fixtures with 120 different counterparties and carried over 70m tons of cargo 8 Q 1 -1 6 Q 3 -1 6 Q 1 -1 7 Q 3 -1 7 Q 1 -1 8 Q 3 -1 8 Q 1 -1 9 Q 3 -1 9 Q 1 -2 0 Q 3 -2 0 Q 1 -2 1 Q 3 -2 1 Q 1 -2 2 Q 3 -2 2 Q 1 -2 3 Q 3 -2 3 Q 1 -2 4 Q 3 -2 4 18.8 18.6 15.9 12.9 9.5 10.5 14.9 11.4 9.4 10.1 12.5 10.6 8.9 14.7 17.8 11.8 10.0 19.3 22.6 17.7 9.9 7.8 9.1 Q 3 -1 5 7.5 12.1 15.9 41.8 46.2 52.1 9.9 26.8 22.9 30.4 32.4 28.0 19.6 38.3Scorpio Handymax Handymax Benchmark1 Q 1 -1 6 Q 3 -1 6 Q 1 -1 7 Q 3 -1 7 Q 1 -1 8 Q 3 -1 8 Q 1 -1 9 Q 3 -1 9 Q 1 -2 0 Q 3 -2 0 Q 1 -2 1 Q 3 -2 1 Q 1 -2 2 Q 3 -2 2 Q 1 -2 3 Q 3 -2 3 Q 1 -2 4 Q 3 -2 4 25.7 19.8 18.6 16.4 12.3 11.7 13.2 12.8 12.8 12.0 13.3 12.3 9.5 14.3 15.7 13.4 13.6 17.4 21.0 21.8 13.5 10.0 11.3 Q 3 -1 5 10.3 11.6 16.3 34.9 42.5 41.4 12.5 29.2 29.2 32.1 35.0 37.0 25.1 34.6Scorpio MR MR Benchmark2 Q 1 -1 6 Q 3 -1 6 Q 1 -1 7 Q 3 -1 7 Q 1 -1 8 Q 3 -1 8 Q 1 -1 9 Q 3 -1 9 Q 1 -2 0 Q 3 -2 0 Q 1 -2 1 Q 3 -2 1 Q 1 -2 2 Q 3 -2 2 Q 1 -2 3 Q 3 -2 3 Q 1 -2 4 Q 3 -2 4 38.8 26.5 27.4 20.4 18.8 14.0 16.1 14.5 12.9 15.5 14.5 12.7 12.2 15.9 22.9 17.0 16.0 25.2 26.8 47.1 19.1 16.0 12.0 Q 3 -1 5 10.9 14.0 14.5 36.1 50.8 57.0 12.0 42.6 29.4 38.4 57.3 52.8 38.0 47.4 Scorpio LR2 LR2 Benchmark3 Proven Commercial Track-Record of Outperforming the Market Scorpio Tankers Has Outperformed Industry Benchmarks in Over 85% of Quarters Since Q3 2015 Source: Clarksons SIN, January 2025. Note: Scorpio Tankers TCE figures are the average daily TCE revenue earned by the Company’s vessels in the Scorpio pools and spot market, net of commissions and pool fees 1) Average clean handymax earnings from Q3-15 to Q4-21. Average of three HM routes: Tees/Amsterdam, Augusta/Lavera and Augusta/Rotterdam for Q1-22 to Q3-24. 2) MR average clean product earnings. 3) Average of three LR2 routes: UKC/Japan, AG/Japan and ME/UKC. TCE, $k/day Outperformed Neutral Underperformed Handymax MR LR2 73% 95% 95% % of quarters Scorpio Tankers has outperformed industry benchmarks

9 Prudent Financial Profile Strategic Decision to Reduce Overall Indebtedness and Expensive Lease Financing 1) Including pro-forma sale of assets ($159m) and marketable securities ($75m). $278 $230 $1,115 $1,131 $853 $749 $574 $1,657 $433 $199 $2,242 ($230) ($377) ($356) ($370) ($225) ($455) $70 Q4-21 $71 Q4-22 $71 Q4-23 $71 Q1-24 $79 $71 Q2-24 $76 $71 Oct-241 $2,935 $1,581 $1,262 $1,031 $777 $441 ~$2.5bn reduction in pro-forma net debt since Q4 2021 Lease financing Bank facilities Unsecured notes Convertible notes Cash and cash equivalents1 $m ~85% of debt Reduced debt with ~$2.5bn whilst simultaneously having refinanced lease debt with either cash flows or cheaper and more flexible bank debt ~70% of debt 10 Competitive Opex and Cash Breakeven Providing Earnings Resilience Through the Cycle and Strong Cash Flow in Current Market 1) Time charter equivalent reported by the Company, please see Company earnings reports for further detail on non-IFRS measures 2) Cash breakeven 2025 estimate. Does not include negative drydock amortization cost or positive benefit from vessels on timecharter. $34,978 $12,500 $8,351 0 8,000 16,000 24,000 32,000 40,000 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Q3 2024 LTM Company achived TCE rate1 Cash breakeven2 Daily opex$/day Company Achieved TCE vs. Cash Breakeven and Opex Covid-19 impact 11 $m Strong Access to Bank Financing and Capital Markets Market Capitalization Source: FactSet,10 January, 2025 1) $500m of committed revolving capacity is subject to customary conditions precedent and the execution of definitive documentation and is expected to close in the first quarter of 2025 $m, average daily liquidity 2024 $3,836 $2,975 $2,917 $2,163 $2,161 $2,001 $1,729 $561 Peer 1 Peer 2 Scorpio Tankers Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 $59.8 $46.8 $29.6 $23.5 $17.7 $15.5 $9.4 $9.3 $23.5 Peer 1 Scorpio Tankers Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 ~ 2x peer average Top 2 Average Daily Trading Liquidity Strong Access to Debt Financing Top 3 • Committed 7-year $500m RCF1 expected to bear interest of SOFR + 1.85% • Since 2014, the Company has issued ~$1bn of unsecured and convertible notes Selective Banking Relationships 12 Key Strategic Priorities Focus on Reducing Leverage, Building Liquidity and Maintaining a Conservative and Stable Dividend Pay-out Source: Clarksons SIN, December 2024. 1) Fleet average age - Figures exclude newbuild vessels on order and chemical tankers. 2) Active Fleet age weighted by DWT 3) Including $500m of committed revolving capacity is subject to customary conditions precedent and the execution of definitive documentation and is expected to close in the first quarter of 2025. 4) Representing debt reduction from 2021 year-end to 25 October 2024 • Maintain industry-leading fleet and superior operational performance • Fleet compromised of 99 fuel efficient vessels with high scrubber penetration • Comply with the most stringent safety and environmental standards • Employment in Scorpio’s pools, enabling significant economies of scale • Maintain diversified quality counterparties in oil majors and global trading houses • Opportunistically assess growth and M&A opportunities • Strong liquidity buffer through the cycles (currently more than $1bn)3 • Continue natural deleveraging through amortizing secured debt • Maintain robust balance sheet and conservative leverage obtained through recent deleveraging activity • Continue to enhance balance sheet flexibility and robustness Operational Commercial Financial✓ ✓ ✓ 8.8 13.3 Scorpio Tankers Active fleet Scorpio Average Age vs. Active Fleet1,2 Commercial outperformance of industry benchmarks in 85% of quarters since Q3 2015 ~$2.3bn in debt reduction since end 20214

13 Table of Contents 1 Company Highlights 2 Product Tanker Market 3 Financial Overview 4 Appendix 14 Product Tanker Earnings Remain Strong Russia/Ukraine and Red Sea Crisis Has Led to a Step Change Towards Higher Average Product Tanker Rates Source: Clarksons Shipping Intelligence, January 2025 DWTm $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 $50,000 0 2 4 6 8 10 12 14 16 18 20 Dec-1999 Jan-2002 Feb-2004 Mar-2006 Apr-2008 May-2010 Jun-2012 Jul-2014 Aug-2016 Sep-2018 Oct-2020 Nov-2022 Dec-2024 12-month rolling product tanker deliveries (10k+ DWT) 12-month rolling average weighted clean product tanker earnings $/day 2022 – YTD average $33,285 / day 2012 – YTD average $17,266 / day 2002 – YTD average $18,839 / day 2001 Tech bubble & September 11th 2002-2008 China joins WTO, commodity super cycle, elevated rates and fleet growth 2008 Financial crisis 2015 Crude price collapse and tanker rates increase 2019 Preparation for IMO 2020 2020 COVID-19 floating storage and Saudi- Russia oil price war 2021 COVID-19 recovery 2022 Russia invades Ukraine 2023-2024 Red Sea crisis 15 Demand Increases as Refining Capacity Moves Away From the Consumer Refinery Dislocation is a Key Driver Adding Ton-mile Demand World Seaborne Oil Products Trade Announced Refinery Closures Source: Clarkson SIN, January 2025. Energy Aspects, January 2025 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026 +3% +2% • Pre-sanctions, ~60% of EU imports were short-haul, post-sanctions 80% of imports are long-haul • The need to replenish diesel stockpiles in Europe coincides with increasing refinery runs in the Middle East • Refinery dislocation is adding ton-mile demand 2.0 1.7 0.8 0.6 0.4 2.0 0.0 0.5 1.0 1.5 2.0 2.5 2020 2021 2022 2023 2024 2025 Africa Asia Pacific Europe FSU Latin America Middle East North America • Large portion of refining capacity closures are in regions with net importing requirements Billion tonne-miles Million barrels per day 16 Inventories are Well Below the Five-Year Averages 2024 Consistently Nearing Five-year Low Inventory Levels US Diesel Inventories US Gasoline Inventories Source: EIA, December 2024 Million barrels Million barrels 100 110 120 130 140 150 160 170 180 190 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5Y Range Previous 5Y AVG YTD 200 210 220 230 240 250 260 270 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5Y Range Previous 5Y AVG YTD

17 0% 5% 10% 15% 20% 25% 30% 35% 0 200 400 600 800 1000 1200 1400 2020 2021 2022 2023 2024 2025e 2026e 2027e 2028e HM MR LR1 LR2 20+ yrs old % of active fleet (RHS) Significant Share of the Product Tanker Fleet Expected to be Phased Out Near the End of the Decade More Than 30% of Active Fleet Could Be Phased Out 2004 Built MR Voyages by Year & Age1 Vessels at or Above 20 Years Old2 1) Vortexa, December 2024 – Sample size consists of 20 2004 built MR product tankers. The 2024 figures are though December 2024. 2) Clarksons Shipping Intelligence, January 2025 includes Newbuilding deliveries. Million barrels per year Number of vessels 2.8 2.5 2.4 2.0 2.0 2.0 1.7 1.6 1.2 0.4 0.2 0.4 0.2 0.1 0.4 0.2 0.6 0.6 3.2 2.7 2.8 2.3 2.1 2.4 1.9 2.2 1.8 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 2016 (12) 2017 (13) 2018 (14) 2019 (15) 2020 (16) 2021 (17) 2022 (18) 2023 (19) 2024 (20) Non-Russia Russian Post Russian Sanctions Year (Age of Vessel in Year) 18 2004 20052006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Jan-25 0% 10% 20% 30% 40% 50% 60% 70% 8 9 10 11 12 13 14 P ro d u c t ta n k e r + 1 0 k d w t o rd e rb o o k -t o -f le e t ra ti o ( % ) Product tanker +10k dwt fleet average age (Yrs) Fleet Growth Remains Low and Newbuild Prices Remain High Product Tanker Orderbook Ratio at ~22% With Delivery From 2025 to 2028 Orderbook as % of Fleet vs. Avg Fleet Age Newbuild Prices Remain Elevated Source: Clarksons Shipping Intelligence, January 2025 $78 $52 $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 Jan-00 Jan-02 Jan-04 Jan-06 Jan-08 Jan-10 Jan-12 Jan-14 Jan-16 Jan-18 Jan-20 Jan-22 Jan-24 LR2 MR $m 19 Seaborne Exports & Ton Mile Demand to Outpace Fleet Growth Trade Recalibration, Oil Demand Growth And Refinery Dislocation Key Drivers of Outpaced Growth Product Tanker Fleet Growth1Seaborne Ton Mile Demand & Exports Source: Clarksons Shipping Intelligence, January 2025. 1) Supply slippage on scheduled newbuilding deliveries of 20% for 2025-2027. Scenario 1 scrapping assumptions: 2025-2027 (20-year average of 1.4% of the fleet per year or average 2.8m dwt per year). Scenario 2 scrapping assumptions: 2025-2027 (25-year average of 1.9% of the fleet per year or average 3.7 million dwt per year). Scenario 3 assumes scenario 2 assumptions and 60% of LR2 newbuilds trade in clean petroleum products. YoY change Number of vessels 3.7% 5.4% 4.6% 3.2% 4.9% 4.1% 2.2% 3.7% 3.0% 2025e 2026e 2027e Scenario 1 Scenario 2 Scenario 3 4.8% 3.9% 1.4% 0.4% 8.1% 5.2% 6.8% 7.6% 2020 2021 2022 2023 2024 -11.2% -9.2% Seaborne Exports Growth Ton Mile Demand Growth 20 Table of Contents 1 Company Highlights 2 Product Tanker Market 3 Financial Overview 4 Appendix

21 $364 $538 $175 $1,081 $959 $974 2019 2020 2021 2022 2023 Q3’2024 LTM $202 $188 $230 $377 $356 $466 $288 $288 $500 2019 2020 2021 2022 2023 Oct-241 $644 $1,254 $704 $916 $541 $1,563 $1,341 $1,376 2019 2020 2021 2022 2023 Q3’2024 LTM Historical Financial Performance Strong Product Market has Provided Record High Earnings and Deleveraging Opportunities Revenue Adjusted EBITDA 1) Including sale of assets ($159m) and marketable securities ($86m). 2) $500m of committed revolving capacity is subject to customary conditions precedent and the execution of definitive documentation and is expected to close in the first quarter of 2025. Available Liquidity Book Equity Ratio $m $m $m % 2019 2020 2021 2022 2023 Q3’2024 38% 40% 37% 55% 60% 74%Cash and Cash Equivalents Undrawn RCF New RCF2 22 $24 $453 $9 $18 $62 $34 $6 $71 $18 $133 $97 $123 $487 $15 $6 Q4 24 2025 2026 2027 2028 2029 2030 Balloon Repayments Recurring Repayments Unsecured Notes Fortress Balance Sheet More Than $1bn in Available Liquidity4 Debt Overview (25 October 2024) No Meaningful Near-Term Debt Maturities 1) Including sale of assets ($159m) 2) 7,982,480 shares in DHT per close 10 January 2025. 3) Based on VesselsValue extracted 2 January 2025. When adjusted for sale of STI Lily, STI Texas City and STI San Antonio. 4) $500m of committed revolving capacity is subject to customary conditions precedent and the execution of definitive documentation and is expected to close in the first quarter of 2025. 5) Per 25 October, 2024, including pro-forma sale of assets ($159m), basis Q3 2024 adjusted EBITDA LTM Fleet value3 ($m) 4,482 NIBD5 / EBITDA Q3 2024 LTM 0.5x Gross loan to value3 20% Net loan to value3 12% ✓ No major/unsecured maturities until 2028 ✓ Strong access to bank financing ✓ Demonstrated ability to tap capital markets, since 2014 ~$1.0bn in unsecured and convertible notes issued ✓ Ample refinancing opportunities for 2028 maturities including committed $500m RCF4 $749 $76 $71 Debt $896 Unsecured notes Lease financing Bank facilities $788 $380 $86 Cash and Liquidity $1,254 Marketable securities2 Cash1 Undrawn RCF4 23 Conservative Leverage Providing Resilience Towards Changing Asset Values Average Gross Debt/Vessel of $9.1m, Well Below All Time Low Values for Similar Vessels Average Historic Vessel Values Significantly Above Current Net Debt/Vessel of $5.2m 1) Interpolating historical charter-free values for a 5-year and 10-year vessel from Clarksons SIN, for respective Company vessel classes (LR2, MR and Handymax) based on 99 vessels and calculated average age per class. 2) Debt figures per 25 October, 2024 including sale of assets ($159m). Source: Clarksons SIN Current Gross and Net Loan-To-Value Below 55% and 30% Through the Cyle $m % $9.1m $5.2m 0 10 20 30 40 50 60 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Average value/vessel Average gross debt/vessel Average net debt/vessel 0% 10% 20% 30% 40% 50% 60% 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Gross loan-to-value Net loan-to-value 1 r r t/ l2 l2 ross lo -t - l 1,2 t l 1,2 24 Competitive OPEX and Cash Breakeven Providing Earnings Resilience Through the Cycle And Strong Cash Flow in Current Market Daily Operating Expenses ($/Day) Highly Competitive Cash Breakeven ($/Day) i. 1) Cash breakeven 2025 estimate. Does not include negative drydock amortization cost or positive benefit from vessels on timecharter. Handymax MR LR2 $ 6 ,7 3 4 $ 6 ,3 5 9 $ 6 ,7 3 6 $ 7 ,0 5 5 $ 7 ,2 8 0 $ 6 ,6 4 5 $ 6 ,7 2 6 $ 7 ,5 1 1 $ 7 ,2 3 1 $ 6 ,5 5 4 $ 6 ,8 3 5 $ 7 ,9 5 2 $ 7 ,1 0 2 $ 7 ,0 6 4 $ 7 ,5 6 8 $ 7 ,9 5 1 $ 7 ,0 2 7 $ 7 ,4 0 6 $ 7 ,7 0 5 Q1 -20 Q2 -20 Q3 -20 Q4 -20 Q1 -21 Q2 -21 Q3 -21 Q4 -21 Q1 -22 Q2 -22 Q3 -22 Q4 -22 Q1 -23 Q2 -23 Q3 -23 Q4 -23 Q1 -24 Q2 -24 Q3 -24 • Limited dry-docking upcoming next few years (aggregate 476 days offhire expected in 2025 and a cost of $29.5m) • Pre-payments of debt has significantly lowered cash breakeven, through 2024 cash breakeven was reduced by ~$3,500/day $ 6 ,4 2 2 $ 6 ,1 6 1 $ 6 ,8 2 9 $ 6 ,6 5 8 $ 6 ,9 7 4 $ 6 ,9 5 6 $ 7 ,1 5 0 $ 6 ,9 8 1 $ 7 ,3 6 4 $ 6 ,9 6 7 $ 7 ,2 5 8 $ 8 ,1 9 3 $ 7 ,1 0 9 $ 7 ,5 6 3 $ 7 ,3 9 3 $ 8 ,0 2 7 $ 7 ,3 6 9 $ 7 ,4 9 2 $ 8 ,0 9 2 Q1 -20 Q2 -20 Q3 -20 Q4 -20 Q1 -21 Q2 -21 Q3 -21 Q4 -21 Q1 -22 Q2 -22 Q3 -22 Q4 -22 Q1 -23 Q2 -23 Q3 -23 Q4 -23 Q1 -24 Q2 -24 Q3 -24 $ 6 ,7 4 2 $ 6 ,6 5 6 $ 7 ,2 2 7 $ 7 ,3 9 6 $ 6 ,6 7 5 $ 6 ,6 9 9 $ 7 ,1 6 8 $ 7 ,0 3 6 $ 7 ,2 2 8 $ 7 ,2 8 7 $ 7 ,3 4 9 $ 8 ,5 4 7 $ 7 ,4 9 7 $ 8 ,0 7 0 $ 8 ,1 2 9 $ 8 ,4 9 8 $ 8 ,5 5 2 $ 8 ,9 8 4 $ 9 ,0 4 3 Q1 -20 Q2 -20 Q3 -20 Q4 -20 Q1 -21 Q2 -21 Q3 -21 Q4 -21 Q1 -22 Q2 -22 Q3 -22 Q4 -22 Q1 -23 Q2 -23 Q3 -23 Q4 -23 Q1 -24 Q2 -24 Q3 -24 $21,592 $26,873 $35,654 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 Cash breakeven1 10Y avg. achieved TCE 5Y avg. achieved TCE LTM avg. achieved TCE $12,500 Debt service SG&A Opex TCE $391m $582m $899m Potential annual cash flow generation excluding debt repayment1

Capital Allocation has Prioritized Debt Reduction

Followed by Opportunistic Share Repurchases & Sustainable Dividend Increases

Focus on Deleveraging



Cash
Book values net loan-to-value
$m
$613
48%
46%
41%
$365
35%
$356
$370
30%
$314
23%
$225
22%
$201
Market net loan-to-value[1]
12%
Q1-23
Q2-23
Q3-23
Q4-23
Q1-24
Q2-24
Q3-24

Opportunistic Share Repurchases & Dividend Increases



Dividends
Share buy-back
$m
12
138
14
261
13
79
19
12
21
22
54
21
243
Q1-23
Q2-23
Q3-23
Q4-23
Q1-24
Q2-24
Q3-24

1) Per 25 October, 2024, Including pro-forma sale of assets ($159m), basis VesselsValue extracted 2 January, 2025.

25

Table of Contents

1 Company Highlights

2 Product Tanker Market

3 Financial Overview

4 Appendix



26

Scorpio Holdings Limited - Supportive Long-Term Owner

Over Seven Decades of Experience Investing and Operating Shipping Assets

Full Technical and Commercial Management Services to A Series of Notable Clients

COMMERCIAL MANAGEMENT

- Pool Management (Handymax, MR, LR2, A-MAX, VLGC)
- Projects (S&P, JVs and business development)
- Spot and Period Time Chartering

TECHNICAL MANAGEMENT

- Safety, Quality and Environmental compliance
- Procurement
- OPEX Accounting
- Legal, Insurance & Claims

CREW MANAGEMENT & MANNING

- Recruitment, planning and mobilization
- Training and career development
- Crew Wellbeing Solutions (Health Insurance, Saving plans)

RESEARCH & TURNKEY PROJECTS

- Newbuilding projects (more than 200 MVs delivered)
- Retrofit projects including BWTS and Scrubbers installations
- Solution including shipyards, port agencies, logistics and procurement

CONDITION & PERFORMANCE MONITORING

- Online high frequency data analytics and condition- based decisions for timely hull and propeller cleaning, optimized operations, increased commercial performance and reduced GHG emission

Scorpio Holdings Limited

- Headquartered in Monaco
- Owned by Lolli-Ghetti family and close business relationships
- Major operations in New York, Mumbai, Athens, and Dubai with a global network of 12 offices
- Provides marine services to over 700 vessels in the seaborne transportation of commodities, of which ~150 are under full technical and commercial management services
- Owns five active pools in the Handymax, MR, LR2, Aframax and VLGC sectors
- Meaningful investments in marine-based renewable energy and has two affiliates on the New York Stock Exchange: Scorpio Tankers, Inc. (STNG) and Cadeler A/S (CDLR)



Scorpio affiliated companies
Pools and technical/commercial management
Scorpio Holdings Limited
CADELER

27

What is a Product Tanker?

Playing a Crucial Role in the Refined Product Value-chain

Value Chain

- Product tankers provide the marine transportation of refined petroleum products to areas of demand, whereas crude tankers provide the marine transportation of crude oil to refineries
- Product tankers have coated tanks (typically epoxy) making them easy to clean and prevents cargo contamination and hull corrosion
- Blue-chip customer base has strict requirements for the transportation of chemicals, FOSFA cargoes (vegetable oils and chemicals), and refined products



Scorpio's Role in the Value Chain
Crude Oil
Producer
Crude Transportation
Producer
Pipeline
Terminal/Storage
Producer
Truck
Refinery
Refinery
Refinery
Refined Products
Refined Products Transportation
Bulk Terminal Storage & Blending
Truck
Gas station
Pipeline

Product Tanker Types

Handymax

DWT: 25,000-39,999

Average Cargo Size: ~200,000 bbls

Voyage Length: 15-20 days

Primary Trading Regions: BALTIC / NORTH SEA

Cargo Types [1]: Diesel/Gasoil, Fuel Oil, Gasoline, VGO

Medium Range

DWT: 40,000-54,999

Average Cargo Size: ~300,000 bbls

Voyage Length: 20-35 days

Primary Trading Regions: USG / EUROPE / AG / ASIA

Cargo Types [1]: Diesel/Gasoil, Gasoline, Naphtha, Jet

Long Range

DWT: 80,000-120,000

Average Cargo Size: ~700,000 bbls

Voyage Length: 40-60 days

Primary Trading Regions: AG / MED / EUROPE / ASIA

Cargo Types [1]: Diesel/Gasoil, Naphtha, Gasoline, Jet

1) Example of typical cargo types

28

Q3-24 Financial Highlights

Highlights

Financial Results

- Adj EBITDA of $166.1m[1]
- Adj net income of $87.7m or $1.83 basic and $1.75 diluted earnings per share[1]

Significant Debt Repayment

- From July 1, 2024, through October 25, 2024, the Company made $106.4m in debt and lease repayments.
- From January 1, 2024, through October 25, 2024, the Company made $817.9m in debt and lease repayments.

Share Repurchases

- From July 1, 2024, through October 28, 2024, the Company repurchased 3.4m of its shares for $246.6m.
- From April 1, 2024, through October 28, 2024, the Company repurchased 4.0m of its shares for $300.3m.

Quarterly Dividend

- The Company paid a quarterly dividend of $0.40 per share.

Investment in DHT

- The Company invested $89.1m for a passive, minority interest in DHT Holdings Inc. ("DHT"), a publicly traded crude tanker shipping company which owns a fleet of 28 VLCCs.

Time Charter Out Agreement

- During the third quarter, the Company entered into a three year time charter-out agreement for the STI Jardins for $29,550 per day.

Vessel Sales

- During the third quarter, the Company completed the sales of six MR product tankers (four 2012 built, one 2013 built and one 2015 built) for $219.9m in aggregate.
- The Company has agreed to sell one LR2 (2019 built) and two MR product tankers (both 2014 built) for $158.5m in aggregate.

Quarterly TCE Rates (Includes Vessels on Time Charter)



$/day
Q3-23
Q3-24
$29,856
$36,288
$28,587
$24,823
$22,875
$19,605
LR2
MR
HM

Q4-24 Spot & Pool TCE Rates as October 28, 2024



$/day
% of Days Booked
$31,600
$20,800
$13,000
35%
35%
34%
LR2
MR
HM

1) Please see the explanation of Non-IFRS Measures in the Company's earnings release

29

Historical Financials – Income Statement

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statements of Income (unaudited)

In thousands of U.S. dollars except per share and share data

	For the three months ended September 30,		For the nine months ended September 30,	
	2024	2023	2024	2023
Revenue				
Vessel revenue	267,986	291,179	1,039,982	1,004,909
Operating expenses				
Vessel operating costs	(80,943)	(79,113)	(238,335)	(231,645)
Voyage expenses	(9,785)	(1,985	(18,547)	(10,998)
Depreciation – owned or sale leaseback vessels	(45,512)	(47,016)	(140,099)	(129,704)
Depreciation – right of use assets	-	(4,136)	-	(22,139)
General and administrative expenses	(29,991)	(24,647)	(97,188)	(74,127)
Gain on sales of vessels	69,306	7,127	123,961)	7,127
Total operating expenses	(96,925)	(149,770)	(370,208)	(461,486)
Operating income	171,061	141,409	669,774	543,423
Other (expenses) and income, net				
Financial expenses	(20,883)	(49,698)	(91,204	(136,950)
Financial income	2,859	6,071	12,977	14,615
Share of income from dual fuel tanker joint venture	3,706	2,544	6,552	4,940
Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net	957	—	957	—
Other income and (expenses), net	1,005	42	1,161	(20)
Total other expense, net	(12,356)	(41,041)	(69,557)	(117,415)
Net income	158,705	100,368	600,217	426,008
Earnings per share				
Basic	3.31	2.01	12.18	8
Diluted	3.16	1.93	11.62	7.68
Basic weighted average shares outstanding	47,941,734	49,906,783	49,285,618	53,235,165
Diluted weighted average shares outstanding (1)	50,150,721	51,943,617	51,644,038	55,482,321

1) The computation of diluted earnings per share for the three and nine months ended September 30, 2024 and 2023, includes the effect of potentially dilutive unvested shares of restricted stock

30

Historical Financials – Balance Sheet

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

In thousands of U.S. dollars

	September 30, 2024	December 31, 2023
Assets		
Current assets		
Cash and cash equivalents	201,001	355,551
Financial assets measured at fair value through profit or loss	88,047	-
Accounts receivable	169,893	203,500
Prepaid expenses and other current assets	11,632	10,213
Inventories	8,578	7,816
Assets held for sale	56,464	-
Total current assets	535,615	577,080
Non-current assets		
Vessels and drydock	3,244,876	3,577,935
Other assets	59,485	65,440
Goodwill	8,197	8,197
Total non-current assets	3,312,558	3,651,572
Total assets	3,848,173	4,228,652

	September 30, 2024	December 31, 2023
Liabilities		
Current liabilities		
Current portion of long-term debt	126,422	220,965
Lease liability – sale and leaseback vessels	8,543	206,757
Accounts payable	32,553	10,004
Accrued expenses and other liabilities	74,441	72,678
Total current liabilities	241,959	510,404
Non-current liabilities		
Long-term debt	699,537	939,188
Lease liability – sale and leaseback vessels	66,921	221,380
Other long-term liabilities	-	3,974
Total non-current liabilities	766,458	1,164,542
Total liabilities	1,008,417	1,674,946
Shareholders' equity		
Issued, authorized and fully paid-in share capital:		
Share capital	760	745
Additional paid-in capital	3,143,101	3,097,054
Treasury shares	(1,427,942)	(1,131,225)
Retained earnings	1,123,837	587,132
Total shareholders' equity	2,839,756	2,553,706
Total liabilities and shareholders' equity	3,848,173	4,228,652

31

Historical Financials – Cash flow

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (unaudited)

In thousands of U.S. dollars

	For the nine months ended September 30,	
	2024	2023
Operating activities		
Net income	600,217	426,008
Depreciation – owned or sale leaseback vessels	140,099	129,704
Depreciation – right of use assets	-	22,139
Equity settled share based compensation expense	46,062	28,838
Amortization of deferred financing fees	7,714	4,491
Non-cash debt extinguishment costs	3,010	6,126
Net gain on sales of vessels	(123,961)	(7,127)
Accretion of fair value measurement on debt assumed in business combinations	62	956
Fair value loss on financial assets measured at fair value through profit or loss	1,091	-
Share of income and gain on sale of vessel from dual fuel tanker joint venture	(6,552)	(4,940)
Dividend from DHT Holdings, Inc.	(2,047)	-
	665,695	606,195
Changes in assets and liabilities		
(Increase) / decrease in inventories	(762)	6,640
Decrease in accounts receivable	36,407	84,153
Increase in prepaid expenses and other current assets	(1,419)	(1,214)
Decrease in other assets	1,600	2,549
Increase / (decrease) in accounts payable	16,733	(5,658)
Decrease in accrued expenses	(6,312)	(12,998)
	46,247	73,472
Net cash inflow from operating activities	711,942	679,667

	For the nine months ended September 30,	
	2024	2023
Investing activities		
Net proceeds from sales of vessels	324,844	32,186
Distributions from dual fuel tanker joint venture	7,816	1,489
Investment in dual fuel tanker joint venture	(1,937)	-
Investment in DHT Holdings, Inc.	(89,137)	-
Dividend from DHT Holdings, Inc.	2,047	-
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned and leased financed vessels)	(54,324)	(17,101)
Net cash inflow from investing activities	189,309	16,574
Financing activities		
Debt repayments	(794,232)	(774,892)
Issuance of debt	99,000	1,011,632
Debt issuance costs	(340)	(28,742)
Principal repayments on lease liability – IFRS 16	-	(399,485)
Dividends paid	(63,512)	(39,072)
Repurchase of common stock	(296,717)	(477,644)
Net cash outflow from financing activities	(1,055,801)	(708,203)
Decrease in cash and cash equivalents	(154,550)	(11,962)
Cash and cash equivalents at January 1,	355,551	376,870
Cash and cash equivalents at September 30,	201,001	364,908

32

33 Senior Management Emanuele A. Lauro Robert Bugbee Cameron Mackey Filippo Lauro Christopher Avella Auste Adelborg • Chairman and Chief Executive Officer since closing of the IPO in April 2010 • Founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics • Under his leadership, Scorpio has grown from an owner of 3 vessels in 2003 to become operator and manager of more than 250 vessels in 2021 • Director and President since closing of the IPO in April 2010 • More than 36 years of experience in the shipping industry • Co-founded and served as President and Director of Eneti Inc. from 2013 to 2023 • Joined Scorpio Tankers in March 2009 • Company’s Chief Operating Officer since closing of the IPO in April 2010 • Chief Operating Officer of Eneti Inc. from 2013 to 2023 • 30 years of experience in the shipping industry • Joined Scorpio Tankers in March 2009 • Executive officer of the Company with the title of Vice President since May 2015 • Served as Vice President of Eneti Inc. from 2016 to 2023 • Joined Scorpio Tankers in 2010 • Chief Financial Officer since 2023 • Previously served as the Chief Accounting Officer from 2021 through 2023 and Controller from 2014 through 2021 • Experience from EY audit and transaction advisory services • Joined Scorpio Tankers in 2010 • Appointed Secretary of Scorpio Tankers in January 2023 • Held the role of Secretary at Eneti Inc. during 2023, up until its acquisition by Cadeler • Joined Scorpio group in 2018 34 Board Of Directors Emanuele A. Lauro Robert Bugbee Cameron Mackey Sujata P. Kumar Marianne Økland Merrick Rayner Berit Henriksen Niccolo Camerana CEO & Director First elected: 2010 Chairman and Chief Executive Officer of Eneti, which was merged with Cadeler December 2023. Previous Director of the Standard Club. External appoiontments: President of the Monaco Chamber of Shipping President & Director First elected: 2010 Previous President and Director of Eneti, & Cadeler and Hermitage. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management, in addition to experience from OMI. Chief Operating Officer & Director First elected: 2010 Served as Chief Operating Officer of Eneti from 2013 to 2023. Extensive experience from Ospraie Management and OMI Marine Services. Director First elected: 2023 Over 40 years of experience in entrepreneurship and industry across a number of sectors. Served as Joint Managing Director of United Shippers Limited from 2014 until 2021. Director First elected: 2013 Experience from Hermitage Offshore Services, IDFC Limited, Islandsbanki, the National Bank of Greece and NLB. Director First elected: 2017 42 years of experience in the tanker business. Extensive experience from Clarkson Shipbrokers and E.A. Gibson’s. Director First elected: 2024 Extensive experience from the banking ancd finance sector (DNB). Served as an independent director of Eneti Inc. from 2019 to 2023. External appoiontments: Director of Ferd Holding Director First elected: 2023 Experience from Stellantis (formerly Fiat Chrysler Automobiles), and serves as Principal in Stellantis Ventures. Backround from PWC and UBS. 35 $6.0 $10.6 $13.2 $30.4 $43.3 $8.1 $12.7 $7.1 $1.6 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 Q4-23 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Limited Capex with Significant Portion of the Fleet Drydocked in Last 2 Year Drydock Schedule Completed & Upcoming Drydocks $m Number of Vessels 0 5 10 15 20 Q4-23 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 10 5 3 16 18 6 9 5 1 LR2 MR HM 36 Debt Overview i. 1) $500m of committed revolving capacity is subject to customary conditions precedent and the execution of definitive documentation and is expected to close in the first quarter of 2025 Financing Outstanding September 30,2024 ($k) Undrawn Revolving Capacity Available Maturity Margin/Interest/Credit Adjustment Spread as of September 30, 2024 Secured Bank Debt 2023 $225.0m Revolver Credit Facility $174,150 January 2028 SOFR + 1.975% 2023 $49.1m Credit Facility $42,164 March 2028 SOFR + 1.900% 2023 $117.4m Credit Facility $96,134 May 2028 SOFR + 1.925% 2023 $1.0bn Credit Facility $374,128 $288,200 June 2028 SOFR + 1.950% 2023 $94.0m Credit Facility $85,658 Sep/Oct 2028 SOFR + 1.700% 2025 $500m Revolving Credit Facility1 $500,000 January 2032 SOFR + 1.850% Total Secured Bank Debt $772,234 $788,200 Finance Leases Ocean Yield Lease Financing $23,095 February 2029 SOFR + 0.26% + 5.40% 2021 Ocean Yield Lease Financing $53,691 December 2031 SOFR + 0.26% + 4.00% Total Lease Financing $76,786 Unsecured Notes Senior Unsecured Notes Due 2025 $70,571 June 2025 7.00% Total Unsecured $70,571 Total Debt $919,591

Fleet Employment

Time Chartered-Out Fleet

Vessel	Vessel class	Term	Average Rate ($/day)	Commencement date
STI Memphis	MR	Three Years	$21,000	June-22
STI Miracle	MR	Three Years	$21,000	August-22
STI Magnetic	MR	Three Years	$23,000	July-22
STI Marshall	MR	Three Years	$23,000	July-22
STI Duchessa	MR	Three Years	$25,000	October-22
STI Jardins	MR	Three Years	$29,550	October-24
STI Gratitude	LR2	Three Years	$28,000	May-22
STI Gladiator	LR2	Three Years	$28,000	July-22
STI Guide	LR2	Three Years	$28,000	July-22
STI Guard	LR2	Five Years	$28,000	July-22
STI Connaught	LR2	Three Years	$30,000	August-22
STI Lombard	LR2	Three Years	$32,750	September-22
STI Gauntlet	LR2	Three Years	$32,750	November-22
STI Lavender	LR2	Three Years	$35,000	December-22
STI Grace	LR2	Three Years	$37,500	December-22
STI Jermyn	LR2	Three Years	$40,000	April-23

Comments

- Scorpio employs its vessels in spot oriented commercial pools and on long term time charter contracts
- Today, the company has 83 vessels in the Scorpio commercial pools and 16 vessels on long term time charter contracts
- Scorpio's trading platform operates one of the largest product tanker fleets in the market
- Commercial pools provide significant economies of scale
- Strong trading relationships with a high-quality customer base
- Scale and ability to serve customer base offers enhanced market intelligence and increased trading opportunities

37

Fleet Management and Commercial Agreements

Commercial and Technical Management

- Scorpio Tankers' vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family
  - SCM services include securing employment in the spot market and on time charters including managing the Scorpio commercial pools
  - SCM charges a flat charge ($/day per vessel) and a 1.5% commission on gross revenues per charter fixture
  - Commercial management fee of $285 per vessel per day (LR2) and $360 per vessel per day (MR and Handymax) for vessels in Scorpio pool
  - For vessels not operating in any of the Scorpio pools, commercial management fee of $285 per vessel per day (LR1 and LR2) and $335 per vessel per day (MR and Handymax)
  - SCM charges the same fees to Scorpio Tankers as other vessel owners in these pools (i.e. including third-party owned vessels)
- Scorpio Tankers' vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family
  - SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting / inspection under a technical management agreement
  - SSM charges a flat annual fee ($187,500) plus additional amounts for certain itemized services per vessel

Administrative Services Agreement

- Scorpio Tankers has an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family
  - The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH
  - Scorpio Tankers pays fees for these services and reimburses for direct or indirect expenses incurred in providing these services

Further details including fee overview available in the latest 20-F filing of Scorpio Tankers

38

Driving Sustainability and Governance Excellence

Key for Operational Excellence and Creating Long-term Value for Stakeholders

- On-going pledges and program participations
  - Getting to Zero Coalition - Net-zero offerings to customers by 2030
  - Voluntary Vessel Speed Reduction program in California
  - Partnership with Carbon Ridge LLC to bring carbon-capture to vessels in a safe and economical manner
  - Completed the 2023 CDP (formerly the Carbon Disclosure Project) questionnaire

- Committed to vessel recycling in accordance with the Hong Kong Convention and in compliance with the IMO
- Invested in five dual-fuel methanol/product carriers, capable of both transporting and consuming methanol
- Completed a third-party climate change scenario analysis for the benefit of the Board and Senior Management
- ISO 9001:2015 (Quality Mgmt) & ISO 14001:2015 (Environmental Mgmt) certified



Environmental
Social
Governance

- Committed to ensuring the safety and well-being of employees
- Aligned with UN SDG 3 (Good Health and Well-Being) and 8 (Decent Work and Economic Growth)
- Anti-harassment and discrimination policies with a firm commitment to ensure equal opportunity
- Implementation of an Integrated Personnel Management System

- Compulsory and recurring ethics training provided to ship and shore staff with incident investigation and corrective training
- Anonymous and independent whistleblower program
- Bribery and corruption policy
- Committed to protecting personal data and maintaining a high level of data security

Scorpio Tankers is committed to advancing the pillars of sustainability. By aligning with global standards, fostering employee well-being, and upholding strong governance, we drive operational excellence and create long-term value for stakeholders

39

Fleet List (1/2)

	Name	Type	Dwt	Built	Builder	Scrubber
1	STI Clapham	HM	38,734	2014	Hyundai Mipo	
2	STI Acton	HM	38,734	2014	Hyundai Mipo	
3	STI Finchley	HM	38,734	2014	Hyundai Mipo	
4	STI Battersea	HM	38,734	2014	Hyundai Mipo	
5	STI Camden	HM	38,734	2014	Hyundai Mipo	
6	STI Poplar	HM	38,734	2014	Hyundai Mipo	
7	STI Wembley	HM	38,734	2014	Hyundai Mipo	
8	STI Comandante	HM	38,734	2014	Hyundai Mipo	
9	STI Brixton	HM	38,734	2014	Hyundai Mipo	
10	STI Hackney	HM	38,734	2014	Hyundai Mipo	
11	STI Pimlico	HM	38,734	2014	Hyundai Mipo	
12	STI Fulham	HM	38,734	2014	Hyundai Mipo	
13	STI Hammersmith	HM	38,734	2015	Hyundai Mipo	
14	STI Rotherhithe	HM	38,734	2015	Hyundai Mipo	
15	STI Dama	MR	50,137	2014	SPP Sacheon SY	Fitted
16	STI Milwaukee	MR	50,040	2014	Hyundai Mipo	Fitted
17	STI Memphis	MR	49,995	2014	SPP Sacheon SY	Fitted
18	STI Duchessa	MR	49,990	2014	Hyundai Mipo	
19	STI Meraux	MR	49,990	2014	SPP Sacheon SY	Fitted
20	STI Mayfair	MR	49,990	2014	SPP Sacheon SY	Fitted
21	STI Virtus	MR	49,990	2014	SPP Sacheon SY	Fitted
22	STI Opera	MR	49,990	2014	Hyundai Mipo	
23	STI Venere	MR	49,990	2014	Hyundai Mipo	Fitted
24	STI St. Charles	MR	49,990	2014	SPP Sacheon SY	Fitted
25	STI Soho	MR	49,990	2014	SPP Sacheon SY	Fitted

	Name	Type	Dwt	Built	Builder	Scrubber
26	STI Yorkville	MR	49,990	2014	Hyundai Mipo	Fitted
27	STI Battery	MR	49,990	2014	Hyundai Mipo	Fitted
28	STI Regina	MR	49,990	2014	SPP Sacheon SY	Fitted
29	STI Aqua	MR	49,990	2014	SPP Sacheon SY	Fitted
30	STI Brooklyn	MR	50,175	2015	SPP Sacheon SY	Fitted
31	STI Gramercy	MR	50,145	2015	SPP Sacheon SY	Fitted
32	STI Osceola	MR	49,990	2015	Hyundai Mipo	Fitted
33	STI Pontiac	MR	49,990	2015	Hyundai Mipo	Fitted
34	STI Seneca	MR	49,990	2015	Hyundai Mipo	Fitted
35	STI Black Hawk	MR	49,990	2015	Hyundai Mipo	Fitted
36	STI Queens	MR	49,990	2015	SPP Sacheon SY	Fitted
37	STI Bronx	MR	49,990	2015	SPP Sacheon SY	Fitted
38	STI Westminster	MR	49,687	2015	Hyundai Mipo	Fitted
39	STI Notting Hill	MR	49,687	2015	Hyundai Mipo	Fitted
40	STI San Telmo	MR	51,193	2017	Hyundai Mipo	
41	STI Galata	MR	49,990	2017	Hyundai Mipo	Fitted
42	STI Leblon	MR	49,990	2017	Hyundai Mipo	Fitted
43	STI Donald C. Trauscht	MR	49,990	2017	Hyundai Mipo	
44	STI La Boca	MR	49,990	2017	Hyundai Mipo	Fitted
45	STI Bosphorus	MR	49,990	2017	Hyundai Mipo	
46	STI Esles II	MR	49,990	2018	Hyundai Mipo	
47	STI Jardins	MR	49,990	2018	Hyundai Mipo	
48	STI Modest	MR	49,999	2019	Hyundai Vietnam SB	Fitted
49	STI Magnetic	MR	47,499	2019	Hyundai Vietnam SB	Fitted
50	STI Magic	MR	47,499	2019	Hyundai Vietnam SB	Fitted

40

Fleet List (2/2)

	Name	Type	Dwt	Built	Builder	Scrubber
51	STI Marvel	MR	47,499	2019	Hyundai Vietnam SB	Fitted
52	STI Magister	MR	47,499	2019	Hyundai Vietnam SB	Fitted
53	STI Marshall	MR	47,499	2019	Hyundai Vietnam SB	Fitted
54	STI Mythic	MR	47,499	2019	Hyundai Vietnam SB	Fitted
55	STI Mystery	MR	47,499	2019	Hyundai Vietnam SB	Fitted
56	STI Maverick	MR	47,499	2019	Hyundai Vietnam SB	Fitted
57	STI Millennia	MR	47,499	2019	Hyundai Vietnam SB	Fitted
58	STI Miracle	MR	49,999	2020	Hyundai Vietnam SB	Fitted
59	STI Maestro	MR	47,499	2020	Hyundai Vietnam SB	Fitted
60	STI Maximus	MR	47,499	2020	Hyundai Vietnam SB	Fitted
61	STI Mighty	MR	47,499	2020	Hyundai Vietnam SB	Fitted
62	STI Broadway	LR2	114,922	2014	Daehan Shipbuilding	Fitted
63	STI Sloane	LR2	109,999	2014	Hyundai Samho HI	Fitted
64	STI Madison	LR2	109,999	2014	Hyundai Samho HI	Fitted
65	STI Elysees	LR2	109,999	2014	Hyundai Samho HI	Fitted
66	STI Orchard	LR2	109,999	2014	Daehan Shipbuilding	Fitted
67	STI Park	LR2	109,999	2014	Hyundai Samho HI	Fitted
68	STI Condotti	LR2	109,999	2014	Hyundai Samho HI	Fitted
69	STI Rose	LR2	115,269	2015	Daehan Shipbuilding	Fitted
70	STI Lombard	LR2	109,999	2015	Daehan Shipbuilding	Fitted
71	STI Solidarity	LR2	109,999	2015	Sungdong SB	Fitted
72	STI Kingsway	LR2	109,999	2015	Sungdong SB	Fitted
73	STI Veneto	LR2	109,999	2015	Hyundai Samho HI	Fitted
74	STI Spiga	LR2	109,999	2015	Daehan Shipbuilding	Fitted
75	STI Connaught	LR2	109,999	2015	Hyundai Samho HI	Fitted
76	STI Lauren	LR2	109,999	2015	Daewoo (DSME)	Fitted
77	STI Alexis	LR2	109,999	2015	Daehan Shipbuilding	Fitted
78	STI Oxford	LR2	109,999	2015	Hyundai Samho HI	Fitted
79	STI Winnie	LR2	109,999	2015	Daewoo (DSME)	Fitted
80	STI Stability	LR2	109,999	2016	Sungdong SB	Fitted
81	STI Guide	LR2	109,999	2016	GSI Nansha	Fitted
82	STI Solace	LR2	109,999	2016	Sungdong SB	Fitted
83	STI Guard	LR2	109,999	2016	GSI Nansha	Fitted
84	STI Goal	LR2	109,999	2016	GSI Nansha	Fitted
85	STI Grace	LR2	109,999	2016	Daehan Shipbuilding	Fitted
86	STI Gallantry	LR2	109,999	2016	GSI Nansha	Fitted
87	STI Sanctity	LR2	109,999	2016	Sungdong SB	Fitted
88	STI Supreme	LR2	109,999	2016	Sungdong SB	Fitted
89	STI Symphony	LR2	109,999	2016	Sungdong SB	Fitted
90	STI Jermyn	LR2	109,999	2016	Daehan Shipbuilding	Fitted
91	STI Steadfast	LR2	109,999	2016	Sungdong SB	Fitted
92	STI Gauntlet	LR2	109,999	2017	GSI Nansha	Fitted
93	STI Gladiator	LR2	109,999	2017	GSI Nansha	Fitted
94	STI Gratitude	LR2	109,999	2017	GSI Nansha	Fitted
95	STI Selatar	LR2	109,999	2017	Sungdong SB	Fitted
96	STI Rambla	LR2	109,999	2017	Sungdong SB	Fitted
97	STI Lotus	LR2	109,994	2019	New Times SB	Fitted
98	STI Lobelia	LR2	109,994	2019	New Times SB	Fitted
99	STI Lavender	LR2	109,994	2019	New Times SB	Fitted

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